File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

October 18, 2006

A. ANNOUNCEMENT OF THE VOTING RESULTS AT THE SHAREHOLDERS' MEETING OF A SHARE MARKET RELATING TO THE SHARE REFORM PROPOSAL.

B. ANNOUNCEMENT ON THE STATUS OF THE ACQUISITION OF 2.2% SHARES BY QINGDAO CONSON INDUSTRIAL CORP.

06017742

RECEIVED

dlw 10/26

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF THE VOTING RESULTS AT THE SHAREHOLDERS' MEETING OF A SHARE MARKET RELATING TO THE SHARE REFORM PROPOSAL

Reference is made to the announcements of the Company dated 30 August 2006, 8 September and 20 September 2006. The Board hereby announces that the share reform proposal was approved at the related shareholders' meeting.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Tsingtao Brewery Company Limited (the "Company") dated 30 August 2006, 8 September and 20 September 2006. The board of directors of the Company (the "Board") hereby announces that the share reform proposal was approved at the related shareholders' meeting.

I. SPECIAL NOTICE

1. No new proposal was submitted for voting at this shareholders' meeting of the Company relating to the share reform proposal of A shares market (the "Meeting"), and no proposal was vetoed or amended at the Meeting.
2. Please refer to the "Announcement on Implementation of the Share Reform Proposal of Tsingtao Brewery Company Limited" for the time of resumption of trading of the circulating A shares of the Company.

II. INFORMATION ON THE MEETING

1. **The Convener:** The Board of the Company
2. **Record Date for Attending and Voting at the Meeting:** 28 September 2006
3. **Time of the Physical Meeting:** 14:00 on 16 October 2006 (Monday)
4. **Time of On-line Voting:** 9:30 -11:30 a.m., 13:00 - 15:00 p.m. on 12 October 2006, 13 October 2006 and 16 October 2006
5. **Venue of the Physical Meeting:** Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao
6. **Chairman of the Physical Meeting:** Mr. LI Gui Rong, Chairman of the Board
7. **The Meeting and the Modes of Voting:**
   A combination of different voting modes including voting in person, the appointment of the Board to vote as proxy and the on-line voting was adopted at the Meeting. The Company provided an on-line voting platform for the holders of circulating A shares to vote through the Shanghai Stock Exchange (the "SSE") trading system and the holders of circulating A shares could exercise their voting rights through the above system during the abovementioned on-line voting period.
8. The Meeting was convened in compliance with the provisions of the relevant laws, regulations and other regulating documents such as the "Company Law of the People's Republic of China", the "Administrative Measures on the Share Reform of Listed Companies", etc.

III. INFORMATION ON ATTENDENCE OF THE MEETING

The aggregate number of shares held by the relevant shareholders of the A share market of the Company is 653,150,000 shares, comprising the aggregate number of 453,150,000 non-circulating shares and the aggregate number of 200,000,000 circulating A shares.

1. General Information on the Attendance

The total number of the shareholders of the A share market of the Company and the shareholder representatives who participated in the voting in person or by way of on-line voting was 1,171, representing 527,178,573 shares of the Company and accounted for 80.71% of the aggregate shares held by the relevant shareholders of A share market of the Company. No holders of circulating A shares has appointed the Board as proxy to vote.

2. **Information on the Attendance of Holders of Non-circulating Shares**

The total number of the holders of non-circulating shares who attended the Meeting was 2, representing 418,900,000 shares of the Company which accounted for 92.44% of the aggregate non-circulating shares of the Company and accounted for 64.14% of the aggregate shares held by the relevant shareholders of A share market of the Company.

3. **Information on the Attendance of Holders of Circulating A Shares**

The total number of holders of circulating A shares of the Company and shareholder representatives who attended the Meeting in person or by way of on-line voting was 1,169, representing 108,278,573 shares of the Company and accounted for 54.14% of the aggregate circulating A shares of the Company and 16.58% of the aggregate shares held by the relevant shareholders of A share market of the Company.

Of this, the total number of holders of circulating A shares of the Company and shareholder representatives who participated in the voting in person was 6, representing 12,193,939 shares of the Company and accounted for 6.1% of the aggregate circulating A shares of the Company and 1.87% of the aggregate shares held by the relevant shareholders of A share market of the Company. The total number of the holders of circulating A shares who participated in the voting by way of on-line voting was 1,163, representing 96,084,634 shares of the Company and accounted for 48.04% of the aggregate circulating A shares of the Company and 14.71% of the aggregate shares held by the relevant shareholders of A share market of the Company.

IV. INFORMATION ON THE REVIEW AND APPROVAL OF THE PROPOSALS

"The Share Reform Proposal of Tsingtao Brewery Company Limited" was considered at the Meeting.

Detailed information of the *"Share Reform Proposal of Tsingtao Brewery Company Limited"* was described in the *"Explanatory Note of Tsingtao Brewery Company Limited's Share Reform Proposal (Revised)"* and which was disclosed on 20 September 2006 on the website of the SSE by the Board.

V. VOTING RESULTS OF THE PROPOSALS

The voting for the "Share Reform Proposal of Tsingtao Brewery Company Limited" at the Meeting was conducted by way of registered ballots. The aggregate number of shares with voting rights participated in the voting of the Meeting was 527,178,573 shares, which comprised 418,900,000 non-circulating shares and 108,278,573 circulating A shares.

1. **General Information on the Voting**

For: 518,583,537 shares;
Against: 8,472,986 shares;
Abstain: 122,050 shares;
Votes for the proposal accounted for 98.37% of the aggregate votes with voting rights cast at the Meeting.

2. **Information on the Voting by Holders of Circulating A Shares**

For: 99,683,537 shares;
Against: 8,472,986 shares;
Abstain: 122,050 shares;
Votes for the proposal accounted for 92.06% of the aggregate votes with voting rights represented by circulating A shares cast at the Meeting.

3. **The Number of Circulating A Shares held by the Top Ten Shareholders Attending the Voting and Information on their Voting**

Sequence Number	Name of Shareholder	Number of Shares Held (Shares)	Voting Information
1	IFC — HSBC — Bill & Melinda Gates Foundation	21,289,578	Agree
2	National Social Security Fund 108	12,805,002	Agree
3	Shenyin & Wanguo — HSBC — Merrill Lynch International	11,762,689	Agree
4	National Social Security Fund 103	9,638,054	Agree

5	National Social Security Fund 102	9,214,165	Agree
6	China Industrial and Commercial Bank — E Fund Value Selection Fund	5,028,613	Agree
7	Yu Long Securities Investment Fund	4,277,320	Agree
8	China Construction Bank — Bank of Communications Schroder Balanced Fund	4,238,173	Agree
9	Yu Yang Securities Investment Fund	3,699,872	Agree
10	China Construction Bank — Bosera Thematic Sector Equity Securities Investment Fund	3,264,381	Agree

4. Voting Results

The "*Share Reform Proposal of Tsingtao Brewery Company Limited*" was considered and approved at the Meeting.

VI. LEGAL OPINION ISSUED BY THE LAWYER

1. Name of the Law Firm: Haiwen & Partners, Beijing
2. Name of the Lawyer: LI Li Ping
3. Conclusive Opinion:

   The relevant matters such as the convening of the Meeting, the procedures of the convening of the Meeting, the qualifications of the shareholders and proxies who attended the physical meeting, the voting procedures of the Meeting, the procedures of collection of the appointment of the Board to vote as proxy and the procedures of voting by the Board as proxy all complied with the relevant provisions of the laws and regulations relating to the share reform.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
YUAN Lu
Secretary to the Board

Qingdao, the PRC, 16 October 2006

Directors of the Company as of the date hereof:
Executive Directors: Mr. LI Guirong (Chairman), Mr. JIN Zhiguo (Vice Chairman), Mr. SUN Mingbo, Mr. LIU Yingdi and Mr. SUN Yuguo;
Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM;
Independent Directors: Mr. CHU Zhengang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok

TSINGTAO

青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON THE STATUS OF THE ACQUISITION OF 2.2% SHARES BY QINGDAO CONSON INDUSTRIAL CORP.

Tsingtao Brewery Company Limited (the "Company") held the 7th meeting of the 5th Board of Directors on 28 August 2006 at which the following issues were reviewed and passed by all directors without dissention:

Reference is made to the announcement of the Company dated 30 August 2006. As mentioned in the Announcement, Conson, a wholly-owned subsidiary of SASACQ, has agreed to acquire directly, and has appointed Shandong International Trust to acquire on trust, the Target Shares from China Orient (the second largest holder of non-circulating shares of the Company) through China Orient's wholly-owned subsidiary, ZYX. According to the original arrangement, the Target Shares were expected to be transferred from China Orient to ZYX and then further transferred to Conson and Shandong International Trust. The Company hereby announces that it has been informed by Conson that the transfer procedure has been simplified and as a result, the transferor of the Target Shares has been changed from ZYX to China Orient direct. Each of Conson and Shandong International Trust have reentered into a sale and purchase agreement with China Orient. The numbers of shares to be acquired by Conson and Shandong International Trust respectively, the purchase price, the method of payment and the main transfer terms remain unchanged.

The abovementioned transfer has not prejudiced the acquisitions of the Target Shares by Conson and Shandong International Trust nor has it prejudiced the implementation of the share reform proposal of the Company. The transfer of the Target Shares has been approved by the File No. CJH [2006] 204 issued by the Ministry of Finance.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A similar announcement in respect of the above will also be made through the Shanghai Stock Exchange as at the date of this announcement.

Reference is made to the announcement of Tsingtao Brewery Company Limited (the "Company") dated 30 August 2006 (the "Announcement"). Terms and definitions used in the Announcement shall have the same meaning when used herein unless the context requires otherwise.

As mentioned in the Announcement, Conson, a wholly-owned subsidiary of SASACQ, has agreed to acquire directly, and has appointed Shandong International Trust to acquire on trust, a 2.2% interest in the Company (the "Target Shares") from China Orient (the second largest holder of non-circulating shares of the Company) through China Orient's wholly-owned subsidiary, ZYX. According to the original arrangement, the Target Shares were expected to be transferred from China Orient to ZYX and then further transferred to Conson and Shandong International Trust. The Company hereby announces that it has been informed by Conson that the transfer procedure has been simplified and as a result, the transferor of the Target Shares has been changed from ZYX to China Orient direct. Each of Conson and Shandong International Trust have re-entered into a sale and purchase agreement with China Orient. The numbers of shares to be acquired by

Conson and Shandong International Trust respectively, the purchase price, the method of payment and the main transfer terms remain unchanged.

The abovementioned transfer has not prejudiced the acquisitions of the Target Shares by Conson and Shandong International Trust nor has it prejudiced the implementation of the share reform proposal of the Company. The transfer of the Target Shares has been approved by the File No. CJH [2006] 204 issued by the Ministry of Finance.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A similar announcement in respect of the above will also be made through the Shanghai Stock Exchange as at the date of this announcement.

Board of Directors
Tsingtao Brewery Company Limited

Qingdao, the PRC, 18 October 2006

The Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in relation to the Company misleading.

Directors of the Company as at the date hereof:
Executive Directors: *Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di, Mr. SUN Yu Guo*
Non-executive Directors: *Mr. Stephen J. BURROWS (Vice Chairman), Mr. Mark F. SCHUMM*
Independent Directors: *Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok*